   As filed with the Securities and Exchange Commission on June 21, 2001


                                                Registration Nos. 333-62212


                                                                  333-60872


                                                                  333-62114


                                                                  333-62086


                                                                  033-59177

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:

                          TAX EXEMPT SECURITIES TRUST

                       National Trust 269 (Insured)


                             Florida Trust 104


                            Maryland Trust 116


                            New York Trust 195


                          Pennsylvania Trust 116


B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                                MICHAEL KOCHMANN
                           Salomon Smith Barney Inc.
                              7 World Trade Center
                            New York, New York 10048

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                399 Park Avenue
                            New York, New York 10022

E. Title of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed public offering:

 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------

                                      National Trust 269 (Insured)


                                                 Florida Trust 104


                                                Maryland Trust 116


                                                New York Trust 195


                                            Pennsylvania Trust 116


                             Unit Investment Trusts

         [LOGO OF          The Tax Exempt Securities Trust is sponsored by
  SALOMON SMITH BARNEY]    Salomon Smith Barney Inc. and consists of five
                           separate unit investment trusts: National Trust 269
                           (Insured), Florida Trust 104, Maryland Trust 116,
                           New York Trust 195 and Pennsylvania Trust 116. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.


This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 21, 2001


INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JUNE 20, 2001

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the National Trust (Insured) are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not the value of the units of the trust or the market value of the bonds before they mature). As a result, all of the bonds in the National Trust (Insured) are rated AAA by Standard & Poor's or Fitch or Aaa by Moody's.

All of the bonds in each of the other four trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named. Investors should consult their tax advisors regarding the tax consequences of investing in these trusts.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors of an uninsured trust. Investors of an insured trust could lose interest income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per unit as of June 20, 2001, would have been $1.030.49 for the National Trust (Insured), $1,031.74 for the Florida Trust, $1,037.24 for the Maryland Trust, $1,041.22 for the New York Trust and $1,010.96 for the Pennsylvania Trust. During the initial public offering period the Public Offering Price per unit is calculated by:


  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 269 (INSURED)

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.32
Reimbursement to Sponsor for Estimated Organization Costs..     .243%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .124%   $ 1.21
Other Operating Expenses...................................     .034%   $  .33
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .183%   $ 1.79
                                                                ====    ======


Example


                                                     Cumulative Expenses
                                                         and Charges
                                                       Paid for Period
                                                    ----------------------
                                                     1     3     5    10
                                                    Year Years Years Years
                                                    ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .183%
and a 5% annual return on the investment
throughout the periods............................  $488 $526  $568  $693


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR FLORIDA TRUST 104

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.37
Reimbursement to Sponsor for Estimated Organization Costs..     .243%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .125%   $ 1.23
Other Operating Expenses...................................     .035%   $  .34
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .026%   $  .25
                                                                ----    ------
  Total....................................................     .186%   $ 1.82
                                                                ====    ======


Example


                                                     Cumulative Expenses
                                                         and Charges
                                                       Paid for Period
                                                    ----------------------
                                                     1     3     5    10
                                                    Year Years Years Years
                                                    ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .186%
and a 5% annual return on the investment
throughout the periods............................  $488 $527  $570  $696


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR MARYLAND TRUST 116

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.63
Reimbursement to Sponsor for Estimated Organization Costs..     .242%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .124%   $ 1.22
Other Operating Expenses...................................     .033%   $  .32
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .182%   $ 1.79
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .182%
and a 5% annual return on the investment throughout
the periods.........................................  $488 $526  $568  $692


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 195

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.82
Reimbursement to Sponsor for Estimated Organization Costs..     .241%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .124%   $ 1.23
Other Operating Expenses...................................     .036%   $  .35
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .185%   $ 1.83
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .185%
and a 5% annual return on the investment throughout
the periods.........................................  $488 $527  $569  $695


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR PENNSYLVANIA TRUST 116

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $47.40
Reimbursement to Sponsor for Estimated Organization Costs..     .248%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .127%   $ 1.22
Other Operating Expenses...................................     .038%   $  .37
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .026%   $  .25
                                                                ----    ------
  Total....................................................     .191%   $ 1.84
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .191%
and a 5% annual return on the investment throughout
the periods.........................................  $489 $529  $573  $702


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 20, 2001+

Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

June 20, 2001


Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing July 1, 2001.


Distribution Dates

The fifteenth day of each month,** commencing July 15, 2001.


Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
--------
+ The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $1.56 for the National Trust (Insured), $1.61 for the Florida Trust, $1.60 for the Maryland Trust, $1.60 for the New York Trust and $1.57 for the Pennsylvania Trust, will be made on July 15, 2001.

*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 20, 2001


                                              National
                                             Trust 269    Florida     Maryland
                                             (Insured)   Trust 104   Trust 116
                                             ----------  ----------  ----------
Principal Amount of Bonds in Trust.........  $3,000,000  $2,000,000  $3,000,000
Number of Units............................       3,000       2,000       3,000
Principal Amount of Bonds in Trust per
 Unit......................................  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest in Trust per
 Unit......................................     1/3,000     1/2,000     1/3,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than............  $1,500,000  $1,000,000  $1,500,000
Calculation of Public Offering Price per
 Unit*:
 Aggregate Offering Price of Bonds in
  Trust....................................  $2,939,018  $1,961,741  $2,958,337
                                             ==========  ==========  ==========
 Divided by Number of Units................  $   979.67  $   980.87  $   986.11
 Plus: Sales Charge (4.70% of the Public
  Offering Price)..........................  $    48.32  $    48.37  $    48.63
                                             ----------  ----------  ----------
 Public Offering Price per Unit............  $ 1,027.99  $ 1,029.24  $ 1,034.74
 Plus: Estimated Organization Expenses.....  $     2.50  $     2.50  $     2.50
 Plus: Accrued Interest*...................  $      .85  $      .87  $      .87
                                             ----------  ----------  ----------
 Total.....................................  $ 1,031.34  $ 1,032.61  $ 1,038.11
                                             ==========  ==========  ==========
Sponsor's Initial Repurchase Price per Unit
 (per Unit Offering Price of Bonds)**......  $   979.67  $   980.87  $   986.11
Approximate Redemption Price per Unit (per
 Unit Bid Price of Bonds)**................  $   969.67  $   971.29  $   976.11
                                             ----------  ----------  ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds.......................  $    10.00  $     9.58  $    10.00
                                             ==========  ==========  ==========
Calculation of Estimated Net Annual Income
 per Unit:
 Estimated Annual Income per Unit..........  $    52.91  $    54.62  $    53.99
 Less: Estimated Trustee's Annual Fee***...  $     1.21  $     1.23  $     1.22
 Less: Other Estimated Annual Expenses.....  $      .58  $      .59  $      .57
                                             ----------  ----------  ----------
 Estimated Net Annual Income per Unit......  $    51.12  $    52.80  $    52.20
                                             ==========  ==========  ==========
Calculation of Monthly Income Distribution
 per Unit:
 Estimated Net Annual Income per Unit......  $    51.12  $    52.80  $    52.20
 Divided by 12.............................  $     4.26  $     4.40  $     4.35
Accrued interest from the day after the
 Date of Deposit to the first record
 date**....................................  $     1.56  $     1.61  $     1.60
First distribution per Unit................  $     1.56  $     1.61  $     1.60
Daily Rate (360-day basis) of Income
 Accrual per Unit..........................  $    .1420  $    .1466  $    .1450
Estimated Current Return based on Public
 Offering Price****........................        4.96%       5.12%       5.03%
Estimated Long-Term Return****.............        4.93%       4.98%       4.98%

--------
   * Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
  ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
 *** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 20, 2001


                                                         New York   Pennsylvania
                                                        Trust 195    Trust 116
                                                        ----------  ------------
Principal Amount of Bonds in Trust....................  $3,000,000   $2,000,000
Number of Units.......................................       3,000        2,000
Principal Amount of Bonds in Trust per Unit...........  $    1,000   $    1,000
Fractional Undivided Interest in Trust per Unit.......     1/3,000      1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if Principal Amount
  is less than........................................  $1,500,000   $1,000,000
Calculation of Public Offering Price per Unit*:
 Aggregate Offering Price of Bonds in Trust...........  $2,969,713   $1,922,117
                                                        ==========   ==========
 Divided by Number of Units...........................  $   989.90   $   961.06
 Plus: Sales Charge (4.70% of the Public Offering
  Price)..............................................  $    48.82   $    47.40
                                                        ----------   ----------
 Public Offering Price per Unit.......................  $ 1,038.72   $ 1,008.46
 Plus: Estimated Organization Expenses................  $     2.50   $     2.50
 Plus: Accrued Interest*..............................  $      .87   $      .85
                                                        ----------   ----------
 Total................................................  $ 1,042.09   $ 1,011.81
                                                        ==========   ==========
Sponsor's Initial Repurchase Price per Unit (per Unit
 Offering Price of Bonds)**...........................  $   989.90   $   961.06
Approximate Redemption Price per Unit (per Unit Bid
 Price of Bonds)**....................................  $   981.40   $   951.06
                                                        ----------   ----------
Difference Between per Unit Offering and Bid Prices of
 Bonds................................................  $     8.50   $    10.00
                                                        ==========   ==========
Calculation of Estimated Net Annual Income per Unit:
 Estimated Annual Income per Unit.....................  $    54.27   $    53.20
 Less: Estimated Trustee's Annual Fee***..............  $     1.23   $     1.22
 Less: Other Estimated Annual Expenses................  $      .60   $      .62
                                                        ----------   ----------
 Estimated Net Annual Income per Unit.................  $    52.44   $    51.36
                                                        ==========   ==========
Calculation of Monthly Income Distribution per Unit:
 Estimated Net Annual Income per Unit.................  $    52.44   $    51.36
 Divided by 12........................................  $     4.37   $     4.28
Accrued interest from the day after the Date of
 Deposit to the first record date**...................  $     1.60   $     1.57
First distribution per Unit...........................  $     1.60   $     1.57
Daily Rate (360-day basis) of Income Accrual per
 Unit.................................................  $    .1456   $    .1426
Estimated Current Return based on Public Offering
 Price****............................................        5.04%        5.08%
Estimated Long-Term Return****........................        4.80%        5.10%

--------
   * Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
  ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
 *** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JUNE 20, 2001


                                            National
                                           Trust 269     Florida      Maryland
                                           (Insured)    Trust 104    Trust 116
                                          ------------ ------------ ------------
Number of municipal bonds (from 5 states
 and the District of Columbia for the
 National Trust (Insured); from Florida
 for the Florida Trust; and from
 Maryland, Puerto Rico and the United
 States Virgin Islands for the Maryland
 Trust).................................         7            7            8
Number of bonds issued with "original
 issue discount"........................         5            5            8
Average life to maturity of the bonds in
 the Trust (in years)...................      33.5         25.2         27.2
                                          Percentages+ Percentages+ Percentages+
                                          ------------ ------------ ------------
Percentage of bonds acquired from the
 Sponsor (as sole underwriter, member of
 underwriting syndicate or otherwise
 from its own organization).............      16.9%        19.8%         0.0%
General obligation bonds backed by the
 taxing power of state issuer...........      16.7%         0.0%         0.0%
Bonds not supported by the issuer's
 power to levy tax......................      83.3%       100.0%       100.0%
The bonds derived their income from the
 following primary sources:
 . educational facilities................       0.0%        19.6%        30.1%*
 . hospital and health care facilities...       0.0%        44.1%*       49.1%*
 . housing facilities....................      17.9%        25.0%*        0.0%
 . public improvement facilities.........       0.0%         0.0%         7.7%
 . special tax...........................       0.0%         0.0%         5.2%
 . transportation facilities.............      48.4%*       11.3%         7.9%
 . water and sewer facilities............      17.0%         0.0%         0.0%
The bonds in the Trust are rated as
 follows:
 . Standard & Poor's
  AAA...................................     100.0%        30.9%         7.9%
  AA ...................................       0.0%         0.0%        21.2%
  A.....................................       0.0%        49.3%        37.7%
                                             -----        -----        -----
    Total...............................     100.0%        80.2%        66.8%
                                             =====        =====        =====
 . Moody's
  A.....................................       0.0%        19.8%        16.2%
                                             -----        -----        -----
    Total...............................       0.0%        19.8%        16.2%
                                             =====        =====        =====
 . Fitch
  A.....................................       0.0%         0.0%        17.0%
                                             -----        -----        -----
    Total...............................       0.0%         0.0%        17.0%
                                             =====        =====        =====
The following insurance companies have
 insured the bonds in the Trust as to
 timely payment of principal and
 interest:
 . ACA...................................       0.0%        31.3%        37.7%
 . AMBAC.................................      32.4%         0.0%         0.0%
 . Asset Guaranty........................       0.0%         0.0%         5.2%
 . FGIC..................................      25.6%         0.0%         0.0%
 . MBIA..................................      42.0%        30.9%         7.9%
                                             -----        -----        -----
    Total...............................     100.0%        62.2%        50.8%
                                             =====        =====        =====


------------
+ Percentages based on the aggregate offering price of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JUNE 20, 2001


                                                         New York   Pennsylvania
                                                        Trust 195    Trust 116
                                                       ------------ ------------
Number of municipal bonds (from New York for the New
 York Trust; and from Pennsylvania for the
 Pennsylvania Trust).................................         7             6
Number of bonds issued with "original issue
 discount"...........................................         7             6
Average life to maturity of the bonds in the Trust
 (in years)..........................................      26.9          26.9
                                                       Percentages+ Percentages+
                                                       ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............     59.9%         11.1%
General obligation bonds backed by the taxing power
 of state issuer.....................................      8.2%         17.1%
Bonds not supported by the issuer's power to levy
 tax.................................................     91.8%         82.9%
The bonds derived their income from the following
 primary sources:
 . educational facilities.............................     15.5%         25.2%*
 . gas works facilities...............................      0.0%         12.7%
 . hospital and health care facilities................      0.0%         45.0%*
 . public improvement facilities......................     33.5%*         0.0%
 . recreational facilities............................      8.9%          0.0%
 . various purpose....................................     18.2%          0.0%
 . water and sewer facilities.........................     15.7%          0.0%

The bonds in the Trust are rated as follows:
 . Standard & Poor's
  AAA................................................     15.7%         29.7%
  AA.................................................     31.1%         15.2%
  A..................................................     35.3%         55.1%
                                                          -----        ------
    Total............................................     82.1%        100.0%
                                                          =====        ======
 . Moody's
  Aa.................................................     17.9%          0.0%
                                                          -----        ------
    Total............................................     17.9%          0.0%
                                                          =====        ======
The following insurance companies have insured the
 bonds in the Trust as to timely payment of principal
 and interest:
 . ACA................................................      9.0%         25.2%
 . FSA................................................      0.0%         29.7%
 . MBIA...............................................     15.7%          0.0%
                                                          -----        ------
    Total............................................     24.7%         54.9%
                                                          =====        ======

------------
+ Percentages based on the aggregate offering price of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:


                                                   Units
                          --------------------------------------------------------
                                                             New York
                          National Trust  Florida  Maryland   Trust   Pennsylvania
                          269 (Insured)  Trust 104 Trust 116   195     Trust 116
                          -------------- --------- --------- -------- ------------
Salomon Smith Barney
Inc. ...................      1,650          900     1,250    1,650      2,000
388 Greenwich Street
New York, New York 10013

Southwest Securities,
Inc.....................        500          250       500      500         --
45 Broadway
New York, New York 10006

William R. Hough........        500          250       250       --         --
100 Second Avenue
Suite 800
St. Petersburg, Florida
33701

CIBC Oppenheimer
Corp. ..................         --           --       250      500         --
Oppenheimer Tower
One World Financial
Center
New York, New York 10281

Pershing/division of
DLJ.....................         --           --       500      250         --
1 Pershing Plaza
Jersey City, New Jersey
07399

Gruntal & Co.
Incorporated............        100          100       250      100         --
14 Wall Street
New York, New York 10005

Ramirez & Co. ..........         --          500        --       --         --
61 Broadway
New York, New York 10006

Raymond James
Financial...............        250           --        --       --         --
880 Carillon Parkway
St. Petersburg, Florida
33733
                              -----        -----     -----    -----      -----
Total...................      3,000        2,000     3,000    3,000      2,000
                              =====        =====     =====    =====      =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of

 Tax Exempt Securities Trust, National Trust 269 (Insured), Florida Trust 104, Maryland Trust 116, New York Trust 195 and Pennsylvania Trust 116:


We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 269 (Insured), Florida Trust 104, Maryland Trust 116, New York Trust 195 and Pennsylvania Trust 116 as of June 20, 2001. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on June 20, 2001, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.


In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 269 (Insured), Florida Trust 104, Maryland Trust 116, New York Trust 195 and Pennsylvania Trust 116 as of June 20, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                                   /s/ KPMG LLP

New York, New York

June 20, 2001

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JUNE 20, 2001



                                                      TRUST PROPERTY
                                           ------------------------------------
                                           National Trust  Florida    Maryland
                                           269 (Insured)  Trust 104  Trust 116
                                           -------------- ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts
   backed by letter of credit (1).........   $2,939,018   $1,961,741 $2,958,337
Accrued interest through the Date of
 Deposit on underlying bonds (1)(2).......       50,826       18,799     47,719
Cash (3)..................................        7,500        5,000      7,500
                                             ----------   ---------- ----------
    Total.................................   $2,997,344   $1,985,540 $3,013,556
                                             ==========   ========== ==========
                                               LIABILITIES AND INTEREST OF
                                                       UNIT HOLDERS
                                           ------------------------------------
Liabilities:
  Accrued interest through the Date of
   Deposit on underlying bonds (1)(2).....   $   50,826   $   18,799 $   47,719
  Reimbursement to Sponsor for
   Organization Costs (3).................        7,500        5,000      7,500
                                             ----------   ---------- ----------
                                                 58,326       23,799     55,219
                                             ----------   ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest
     outstanding (National Trust 269
     (Insured): 3,000; Florida Trust 104:
     2,000; Maryland Trust 116: 3,000)
   Cost to investors (4)..................    3,091,470    2,063,480  3,111,720
   Less--Gross underwriting commission
    (5)...................................      144,952       96,739    145,883
   Less--Organization Costs (3)...........        7,500        5,000      7,500
                                             ----------   ---------- ----------
   Net amount applicable to investors.....    2,939,018    1,961,741  2,958,337
                                             ----------   ---------- ----------
    Total.................................   $2,997,344   $1,985,540 $3,013,556
                                             ==========   ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on June 20, 2001, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $16,000,000 which was deposited with the Trustee for the purchase of $13,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $12,750,926 plus $161,601 representing accrued interest thereon through the Date of Deposit.

(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 3,000 Units of the National Trust (Insured), 2,000 Units of the Florida Trust and 3,000 Units of the Maryland Trust, on the basis set forth in Part B, "Public Offering--Offering Price."


(5) Sales charge of 4.70% computed on 3,000 Units of the National Trust (Insured), 2,000 Units of the Florida Trust and 3,000 Units of the Maryland Trust, on the basis set forth in Part B, "Public Offering-- Offering Price."

(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JUNE 20, 2001



                                                        TRUST PROPERTY
                                                    -----------------------
                                                     New York  Pennsylvania
                                                    Trust 195   Trust 116
                                                    ---------- ------------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1)............................ $2,969,713  $1,922,117
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2)...........................     31,647      12,610
Cash (3)...........................................      7,500       5,000
                                                    ----------  ----------
    Total.......................................... $3,008,860  $1,939,727
                                                    ==========  ==========
                                                       LIABILITIES AND
                                                         INTEREST OF
                                                         UNIT HOLDERS
                                                    ----------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)......................... $   31,647  $   12,610
  Reimbursement to Sponsor for Organization Costs
   (3).............................................      7,500       5,000
                                                    ----------  ----------
                                                        39,147      17,610
                                                    ----------  ----------
Interest of Unit Holders:
  Units of fractional undivided interest
     outstanding (New York Trust 195: 3,000;
     Pennsylvania Trust 116: 2,000)
   Cost to investors (4)...........................  3,123,660   2,021,920
   Less--Gross underwriting commission (5).........    146,447      94,803
   Less--Organization Costs (3)....................      7,500       5,000
                                                    ----------  ----------
   Net amount applicable to investors..............  2,969,713   1,922,117
                                                    ----------  ----------
    Total.......................................... $3,008,860  $1,939,727
                                                    ==========  ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on June 20, 2001, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $16,000,000 which was deposited with the Trustee for the purchase of $13,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $12,750,926 plus $161,601 representing accrued interest thereon through the Date of Deposit.

(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, "Public Offering--Offering Price."


(5) Sales charge of 4.70% computed on 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

           NATIONAL TRUST 269 (INSURED)--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                     Cost of   Yield on  Annual
                 Securities Represented               Redemption    Securities Date of  Interest
     Aggregate             by              Ratings    Provisions     to Trust  Deposit   Income
     Principal     Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- ------------------------   ------- ---------------- ---------- -------- --------

  1. $  500,000 Jefferson County,            AAA     2/1/09 @ 101   $  499,500  5.381%  $ 26,875
                Alabama, Sewer Revenue             SF 2/1/34 @ 100
                Capital Improvement
                Warrants, FGIC Insured,
                5.375% Due 2/1/2036

  2.    500,000 Alaska Housing Finance       AAA     6/1/07 @ 102      527,415  5.150     30,000
                Corporation, General               SF 6/1/22 @ 100
                Mortgage Revenue Bonds,
                MBIA Insured, 6.00% Due
                6/1/2027

  3.    250,000 City of Chicago,             AAA     7/1/10 @ 101      253,845  5.300     13,750
                Illinois, General                  SF 1/1/31 @ 100
                Obligation Bonds, FGIC
                Insured, 5.50%
                Due 1/1/2040

  4.    250,000 City of Chicago,             AAA     1/1/11 @ 101      235,668  5.350     12,500
                Illinois, General                  SF 1/1/39 @ 100
                Obligation Bonds, MBIA
                Insured, 5.00%
                Due 1/1/2041

  5.    500,000 Massachusetts Turnpike       AAA     1/1/07 @ 102      470,780  5.370     25,000
                Authority, Metropolitan            SF 1/1/30 @ 100
                Highway System Revenue
                Bonds, MBIA Insured,
                5.00% Due 1/1/2037

  6.    500,000 Director of the State of     AAA     1/1/10 @ 100      497,970  5.400     26,875
                Nevada, Department of              SF 1/1/35 @ 100
                Business and Industry,
                Las Vegas Monorail
                Project Revenue Bonds,
                AMBAC Insured, 5.375%
                Due 1/1/2040

  7.    500,000 Washington Convention        AAA    10/1/08 @ 100      453,840  5.400     23,750
                Center Authority,                  SF 10/1/22 @ 100
                Washington, D.C., Senior
                Lien Dedicated Tax
                Revenue Bonds, AMBAC
                Insured, 4.75% Due
                10/1/2028

     ----------                                                     ----------          --------
     $3,000,000                                                     $2,939,018          $158,750
     ==========                                                     ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                FLORIDA TRUST 104--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                     Cost of   Yield on  Annual
                 Securities Represented               Redemption    Securities Date of  Interest
     Aggregate             by              Ratings    Provisions     to Trust  Deposit   Income
     Principal     Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- ------------------------   ------- ---------------- ---------- -------- --------

  1. $  340,000 Florida Housing Finance       A     10/1/09 @ 102   $  353,114  5.600%  $ 20,740
                Corporation Housing                SF 4/1/20 @ 100
                Revenue Bonds, 6.10% Due
                10/1/2029

  2.    250,000 Capital Projects Finance     AAA    10/1/10 @ 102      240,552  5.250     12,500
                Authority, Student                 SF 10/1/22 @ 100
                Housing Revenue Bonds,
                Florida, MBIA Insured,
                5.00% Due 10/1/2031

  3.    140,000 Clearwater Housing            A      5/1/13 @ 100      136,188  5.550      7,420
                Authority, Florida,                SF 5/1/14 @ 100
                Housing Revenue
                Refunding Bonds, The
                Hamptons at Clearwater,
                ACA Insured, 5.30% Due
                5/1/2018

  4.    250,000 City of Gulf Breeze,         AAA     6/1/08 @ 100      221,787  5.300     11,250
                Florida, Capital Funding           SF 10/1/23 @ 100
                Revenue Bonds, MBIA
                Insured, 4.50% Due
                10/1/2027

  5.    150,000 The School Board of          AAA     5/1/11 @ 101      144,366  5.250      7,500
                Miami-Dade County,                 SF 5/1/27 @ 100
                Florida, Certificates of
                Participation, MBIA
                Insured, 5.00%
                Due 5/1/2031

  6.    500,000 Suwannee County,              A      4/1/09 @ 101      477,700  5.650     26,250
                Florida, Health Care               SF 4/1/15 @ 100
                Facilities Revenue
                Refunding Bonds, Advent
                Christian Village, Inc.
                Project, ACA Insured,
                5.25% Due 4/1/2019

  7.    370,000 City of Tallahassee,         A3*    12/1/10 @ 100      388,034  5.700     23,587
                Florida, Health                    SF 12/1/21 @ 100
                Facilities Revenue
                Bonds, Tallahassee
                Memorial HealthCare,
                Inc. Project, 6.375% Due
                12/1/2030
     ----------                                                     ----------          --------
     $2,000,000                                                     $1,961,741          $109,247
     ==========                                                     ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

                MARYLAND TRUST 116--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate Securities Represented by   Ratings    Provisions     to Trust  Deposit   Income
     Principal     Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     --------- -------------------------   ------- ---------------- ---------- -------- --------

 1.  $ 385,000  Maryland Economic             A      9/1/10 @ 102   $ 389,716   5.600%  $ 22,137
                Development Corporation,           SF 9/1/11 @ 100
                Student Housing Revenue
                Bonds, Allegany College
                of Maryland Project, ACA
                Insured, 5.75% Due
                9/1/2020

 2.    500,000  Maryland Economic             A      7/1/11 @ 101     499,500   6.007     30,000
                Development Corporation,           SF 7/1/22 @ 100
                Student Housing Revenue
                Bonds, University
                Village at Sheppard
                Pratt, ACA Insured,
                6.00% Due 7/1/2033

 3.    500,000  Maryland Health and          A2*     7/1/08 @ 102     478,570   5.300     25,000
                Higher Educational                 SF 7/1/20 @ 100
                Facilities Authority
                Revenue Bonds, Calvert
                Memorial Hospital Issue,
                5.00% Due 7/1/2028

 4.    500,000  Maryland Health and          AA-    5/15/09 @ 101     472,540   5.100     23,750
                Higher Educational                 SF 5/15/29 @ 100
                Facilities Authority
                Revenue Bonds, The Johns
                Hopkins Hospital Issue,
                4.75% Due 5/15/2033

 5.    150,000  Frederick County,            AA      7/1/10 @ 102     154,959   5.300      8,550
                Maryland, Special                  SF 7/1/21 @ 100
                Obligation Bonds,
                Villages of Lake
                Linganore Community
                Development Authority,
                Asset Guaranty Insured,
                5.70% Due 7/1/2029

 6.    500,000  City of Gaithersburg,       A-**     1/1/03 @ 102     502,370   5.350     27,500
                Maryland, First Mortgage           SF 1/1/16 @ 100
                Economic Development
                Refunding Revenue Bonds,
                Asbury Methodist Homes,
                Incorporated Facility,
                5.50% Due 1/1/2020

                          TAX EXEMPT SECURITIES TRUST

                MARYLAND TRUST 116--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                      Cost of   Yield on  Annual
                                                       Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by   Ratings    Provisions     to Trust  Deposit   Income
     Principal      Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- -------------------------   ------- ---------------- ---------- -------- --------

 7.  $  250,000  Puerto Rico Highway and      AAA     7/1/18 @ 100   $  233,530  5.150%  $ 11,875
                 Transportation                     SF 7/1/29 @ 100
                 Authority,
                 Transportation Revenue
                 Bonds, MBIA Insured,
                 4.75%
                 Due 7/1/2038

 8.     215,000  Virgin Islands Public         A     10/1/10 @ 101      227,152  5.400     13,169
                 Finance Authority                  SF 10/1/25 @ 100
                 Revenue Bonds, Virgin
                 Islands Gross Receipts
                 Taxes Loan Note, ACA
                 Insured, 6.125% Due
                 10/1/2029
     ----------                                                      ----------          --------
     $3,000,000                                                      $2,958,337          $161,981
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 195--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                       Cost of   Yield on  Annual
                                                       Redemption     Securities Date of  Interest
     Aggregate  Securities Represented by   Ratings    Provisions      to Trust  Deposit   Income
     Principal      Purchase Contracts        (1)          (2)          (3)(4)     (4)    to Trust
     ---------- -------------------------   ------- ----------------- ---------- -------- --------

  1. $  250,000  The City of New York,         A      8/15/08 @ 101   $  242,753  5.200%  $ 12,500
                 General Obligation                 SF 8/15/24 @ 100
                 Bonds, 5.00%
                 Due 8/15/2028

  2.    250,000  The Trust for Cultural        A      7/1/10 @ 101       265,880  5.300     15,312
                 Resources of The City of            SF 7/1/23 @ 100
                 New York, Revenue Bonds,
                 Museum of American Folk
                 Art, ACA Insured, 6.125%
                 Due 7/1/2030

  3.    500,000  New York City, New York,     AAA     6/15/08 @ 101      466,115  5.250     23,750
                 Municipal Water Finance            SF 6/15/22 @ 100
                 Authority, Water and
                 Sewer System Revenue
                 Bonds, MBIA Insured,
                 4.75% Due 6/15/2025

  4.    500,000  New York City                AA+     5/15/08 @ 101      464,160  5.300     23,750
                 Transitional Finance               SF 11/15/19 @ 100
                 Authority, Future Tax
                 Secured Bonds, 4.75%
                 Due 11/15/2023

  5.    500,000  New York Counties             A      6/1/10 @ 101       539,880  5.449     32,500
                 Tobacco Trust I, Tobacco            SF 6/1/29 @ 100
                 Settlement Pass-Through
                 Bonds, 6.50% Due
                 6/1/2035

  6.    500,000  Dormitory Authority of       AA-     5/15/08 @ 101      460,790  5.300     23,750
                 the State of New York,             SF 5/15/21 @ 100
                 State University
                 Educational Facilities
                 Revenue Bonds, 4.75% Due
                 5/15/2028

  7.    500,000  TSASC, Inc., New York,      Aa1*     7/15/09 @ 101      530,135  5.400     31,250
                 Tobacco Flexible                   SF 7/15/21 @ 100
                 Amortization Bonds,
                 6.25% Due 7/15/2027
     ----------                                                       ----------          --------
     $3,000,000                                                       $2,969,713          $162,812
     ==========                                                       ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

              PENNSYLVANIA TRUST 116--PORTFOLIO OF SECURITIES


                            AS OF JUNE 20, 2001



                                                                                Cost of   Yield on  Annual
                                                                Redemption     Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings    Provisions      to Trust  Deposit   Income
     Principal               Contracts                 (1)          (2)          (3)(4)     (4)    to Trust
     ---------- ----------------------------------   ------- ----------------- ---------- -------- --------

 1.  $  210,000      Pennsylvania Higher               A+      1/15/11 @ 101   $  214,103  5.750%  $ 12,600
                     Educational Facilities                  SF 11/15/19 @ 100
                     Authority, UPMC Health
                     System Revenue Bonds,
                     6.00% Due 1/15/2022

 2.     500,000      Allegheny County,                  A      5/15/09 @ 102      484,065  5.600     26,875
                     Pennsylvania, Higher                    SF 11/15/20 @ 100
                     Educational Authority
                     Revenue Bonds, Thiel
                     College, ACA Insured,
                     5.375% Due 11/15/2029

 3.     300,000      Chester County,                   AA-     5/15/08 @ 101      292,812  5.550     16,125
                     Pennsylvania, Health and                SF 5/15/23 @ 100
                     Educational Facilities
                     Authority Health System
                     Revenue Bonds, Jefferson
                     Health System, 5.375%
                     Due 5/15/2027

 4.     400,000      Montgomery County,                A-     11/15/08 @ 101      359,868  6.000     21,000
                     Pennsylvania, Industrial                SF 11/15/23 @ 100
                     Development Authority,
                     Retirement Community
                     Revenue Bonds, ACTS
                     Retirement-Life
                     Communities, Inc.
                     Obligated Group, 5.25%
                     Due 11/15/2028

 5.     340,000      City of Philadelphia,             AAA     3/15/09 @ 101      327,831  5.250     17,000
                     Pennsylvania, General                    SF 3/1/19 @ 100
                     Obligation Bonds, FSA
                     Insured, 5.00% Due
                     3/15/2028

 6.     250,000      City of Philadelphia,             AAA     8/1/11 @ 100       243,438  5.300     12,812
                     Pennsylvania, Gas Works                  SF 8/1/22 @ 100
                     Revenue Bonds, FSA
                     Insured, 5.125% Due
                     8/1/2031
     ----------                                                                ----------          --------
     $2,000,000                                                                $1,922,117          $106,412
     ==========                                                                ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Risk Factors."

(3) Contracts to purchase Bonds were entered into during the period February 16, 2001, through June 20, 2001, with the settlement date on or before June 28, 2001. The Profit to the Sponsor on Deposit totals $31,430 for the National Trust (Insured), $21,392 for the Florida Trust, $26,119 for the Maryland Trust, $32,008 for the New York Trust and $21,874 for the Pennsylvania Trust.


(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On June 20, 2001, the aggregate bid price of the Bonds was $2,909,017 for the National Trust (Insured), $1,942,581 for the Florida Trust, $2,928,337 for the Maryland Trust, $2,944,212 for the New York Trust and $1,902,117 for the Pennsylvania Trust.

PROSPECTUS--Part B:
--------------------------------------------------------------------------------

 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

  The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

  . whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

  . for an uninsured Trust, whether the Bonds were rated "A" or better by a major bond rating agency;


  . for an insured Trust, whether the Bonds were rated "AAA" or its equivalent by a major bond rating agency;


  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

  . the diversity of the types of Bonds; and

  . the cost of the Bonds relative to what the Sponsor believes is their value.

The Units

  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

  An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See "Taxes" herein.

"When Issued" and "Delayed Delivery" Bonds

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

Redemption or Sale Prior to Maturity

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a

Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See "Taxes" herein.

Failure of a Contract to Purchase Bonds

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

  . be a tax-exempt bond;

  . have a fixed maturity or disposition date comparable to the Bond it replaces;

  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

  . be purchased within twenty days after delivery of notice of the failed contracts; and

  . for an uninsured Trust, be rated in a category of A or better by a major rating organization.


  . for an insured Trust, be rated "AAA" or its equivalent by a major rating organization.


  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity's control.

  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a

Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal 1999, approximately 87% of Puerto Rico's exports were to the United States mainland, which was also the source of 60% of Puerto Rico's imports. In fiscal 1999, Puerto Rico experienced a $9.6 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1995 was $28.5 billion ($26.0 billion in 1992 prices) and gross product in fiscal 1999 was $38.2 billion ($29.8 billion in 1992 prices). This represents an increase in gross product of 34.4% from fiscal 1995 to 1999 (14.8% in 1992 prices).

  Average employment increased from 1,051,000 in fiscal 1995, to 1,147,000 in fiscal 1999. Average unemployment decreased from 13.8% in fiscal 1995, to 12.5% in fiscal 1999, the lowest annual unemployment rate in more than two decades. According to the Labor Department's Household Employment Survey, during fiscal 1999, total employment increased 0.9% over fiscal 1998. Total monthly employment averaged 1,147,000 in fiscal 1999, compared to 1,137,400 in fiscal 1998. The seasonally adjusted unemployment rate for January 2000 was 11.9%. According to the Labor Department's Household Employment Survey, during the first seven months of fiscal 2000, total employment increased 0.4% over the same period in fiscal 1999. Total monthly employment averaged 1,138,600 during the first seven months of fiscal 2000, compared to 1,134,400 in the same period in fiscal 1999.

  The Planning Board's gross product forecast for fiscal 2000, made in October 1999, projected an increase of 2.7% over fiscal 1999 and an increase of 2.3% for fiscal 2001. The performance of the economy during fiscal 2000 and 2001 will be effected principally by the performance of the United States economy and by the increase in oil prices and, to a lesser extent, by the level of interest rates. Since Puerto Rico is heavily dependent on oil imports for its energy needs, if the level of oil prices remain at their current high levels, this may adversely affect economic activity in Puerto Rico during the remainder of fiscal 2000 and during fiscal 2001.

Insurance

  All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the "Insured Bonds") may be, insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.


  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Taxes" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

  This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

  In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

  In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

  In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

  The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

  From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in

Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

  As of the date of this prospectus, recently passed legislation will phase in lower personal income tax rates under federal law over the next six years. Under lower personal income tax rates on interest income the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the pre-tax interest rates on the Bonds generally are lower than interest rates on similar taxable bonds.

  Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

     The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludible from federal gross income when received by the Trusts will be excludible from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludible from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

     Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder's method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

  The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under "Reinvestment Programs" in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

  The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust's tax basis (and the Holder's tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

  Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

  The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

  A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder's income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

  Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

  Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain (or loss) will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain (or loss) will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder's tax basis is otherwise a tax-free return of capital.

  A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

  Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 39.6%. As stated above, these rates are scheduled to change over time under recently passed legislation. Beginning in the year 2001, for Holders in the 15% tax bracket for ordinary income (or in the year 2006, for Holders in the 28% or higher tax bracket for ordinary income), capital gains realized with respect to Units and Bonds held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

  If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

  Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income;
(3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

  The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

  Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

  If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.

  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00

  The Holders of Units of any unit investment trust (the "Exchangeable Series") may exchange Units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See "Exchange Option" herein.

  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.
--------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

  Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per Unit. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed charge of $25 per Unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder's Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,715 ($2,640 for the Units and $75 for the sales charge) and would receive the remainder of his proceeds ($345) in cash. The Holder, at his option, could also decide to add $560 ($535 for the Unit and $25 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.

  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

  The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as
------------
+ As described by the rating agencies.

to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II. Nature of and provisions of the obligation; and

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the first half of the 2001 taxable year (without including the effect of the implementation of the new 10% bracket) based on the statutory rates in effect on the date of this Prospectus. Such rates are subject to change and lower rates are scheduled to be phased in over the next six years under recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2001 Tax Year
-------------------------------------------------------------------------------

  Taxable Income Bracket                        Tax Exempt Yield
                            Federal Effective
  Joint                       Tax    Federal
 Return     Single Return   Bracket Tax Rate  4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
                                        Taxable Equivalent Yield
-----------------------------------------------------------------------------------
$      0-
  45,200   $      0- 27,050  15.00%   15.00%  4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
$ 45,201-
 109,250   $ 27,051- 65,550  28.00    28.00   5.56  6.25  6.94  7.64   8.33   9.03
$109,251-
 132,950   $ 65,551-132,950  31.00    31.00   5.80  6.52  7.25  7.97   8.70   9.42
$132,951-
 166,500   $132,951-136,750  31.00    31.93   5.88  6.61  7.35  8.08   8.81   9.55
$166,501-
 297,350   $136,751-297,350  36.00    37.08   6.36  7.15  7.95  8.74   9.54  10.33
Over
 $297,350  Over $297,350     39.60    40.79   6.76  7.60  8.44  9.29  10.13  10.98
-----------------------------------------------------------------------------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the federal tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

Florida Trust

  Risk Factors--

  Population. In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 2000, ranks fourth with an estimated population of 16 million.

  . The U.S. average population increase since 1990 is about 1.0% annually, while Florida's average increase is about 1.8% annually.

  . From 1990 to 1999, 82.4% of Florida's population growth was due to more people moving into Florida than moved out. The remaining 17.6% was due to the excess of births over deaths.

  . Approximately one-third of the population increase due to the net in-migration was due to people moving to Florida from foreign countries, and the other two-thirds was due to people moving from other states.

  . Approximately 60% of Florida's total population is at the working age
    (18-64). This share is not expected to increase significantly in the next decade.

  . However, the percentage of Florida residents aged 85 and older was projected to increase by 29% between 1995 and 2000 and by another 23% between 2000 and 2005.

  Income. Personal income in Florida has been growing steadily the last decade.

  . Florida's real income per person has tracked closely with the U.S.
    average and has tracked above the southeast.

  . Since 1992, however, Florida's real income per person has been consistently slightly below that of the U.S.

  Florida has a proportionately greater retirement age population than most states. As a result, property income (dividends, interest, and rent), and transfer payments (for example, Social Security and pension benefits) are relatively more important sources of income to persons residing in Florida. Transfer payments are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income, and, therefore, act as a stabilizing force in weak economic periods.

  The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  . Florida has no personal income tax.

  . Florida's real income per person in 1999 was $28,023.

  . The U.S. average real income per person was slightly higher at $28,542.

  . Real income per person in the southeast United States was significantly lower at $25,703.

  . Total Florida real income increased 4.6% from 1998 to 1999 and is forecasted to increase 3.6% in the fiscal year ended June 30, 2000/1/, and 4.0% in the fiscal year ending June 30, 2001.

  . Florida real income per person is projected to increase 1.6% in the fiscal year ended June 30, 2000, and 2.1% in the fiscal year ending June 30, 2001.

  . The national economic forecast indicates slower growth during the next two fiscal years. While the Florida economy will also slow, it is expected to continue outperforming the U.S. economy.

Employment

  . Since 1990, Florida's working age population (age 18-64) has increased approximately 17%, while the number of employed persons in Florida increased approximately 20.2%.

  . Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services.

  . In 1998, 13 of the 20 public companies in Florida generating the most revenue were Fortune 500 companies with headquarters in Florida.

  In 1998, services constituted 36% and trade constituted 25.5% of Florida's total non-farm jobs. The U.S., however, continues to have a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical.

  . From 1990 to 1994, Florida's unemployment rate was consistently slightly higher than that of the U.S.

  . From 1994 to 1997, Florida's unemployment rate was generally below that of the U.S.

  . In 1998, Florida's unemployment rate was again very slightly above that of the U.S.

  . It is estimated that in 1999 and 2000 Florida's unemployment rate will once again fall below the U.S. unemployment rate.

  . It is estimated that Florida's unemployment rate will be 3.8% in the fiscal year ended June 30, 2000, and 4.1% in the fiscal year ending June 30, 2001.

  Florida's economy is expected to grow at a slow rate along with the U.S., but is expected to out perform the U.S. as a whole.

  . Total non-farm employment in Florida is expected to increase 3.5% for the fiscal year

--------
  /1/ All figures in this risk disclosure that are stated as projections or estimations for the fiscal year ended June 30, 2000, are referred to as such because the relevant data had not been conclusively calculated to provide actual figures as of January 23, 2001.

   ended June 30, 2000, and 2.5% for the fiscal year ending June 30, 2001.

  . Trade and services, the two largest employment sectors, currently account for more than half of the total non-farm employment in Florida.

  . Employment in the service sectors should experience an increase of 5.4% for the fiscal year ended June 30, 2000, while growing 4.5% for the fiscal year ending June 30, 2001. Trade is expected to expand 2.9% for each of the fiscal years ended June 30, 2000, and ending June 30, 2001.

  . The service sector is now Florida's largest non-farm employment category.

Construction. In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years as a result of continued diversification of Florida's economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980's, the share had edged downward to 7.5%, and in 1998, the share was only 5.2%. This trend is expected to continue as Florida's economy continues to diversify.

  While recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida, single and multi-family private housing starts in Florida are projected to slow over the next two years.

  . Single and multi-family private housing starts in Florida for the fiscal year ended June 30, 2000, are projected to fall to a combined level of 138,600, decreasing to 134,900 for the fiscal year ending June 30, 2001.

  . Total construction expenditures in Florida are forecasted to increase
    3.5% for the fiscal year ended June 30, 2000, and increase 0.8% for the fiscal year ending June 30, 2001.

Tourism. Tourism is one of Florida's most important industries. Approximately
48.7 million tourists visited Florida in 1998. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Due in large part to the fact that Florida does not have a state individual income tax, tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues.

  . Tourist arrivals to Florida are forecasted to increase by 4.9% for the fiscal year ended June 30, 2000, and 2.7% for the fiscal year ending June 30, 2001.

  . Tourist arrivals to Florida by air are expected to increase by 6.3% for the fiscal year ended June 30, 2000, and increase by 4.3% for the fiscal year ending June 30, 2001.

  . Tourist arrivals by car are expected to increase by 3.1% for the fiscal year ended June 30, 2000, and 0.5% for the fiscal year ending June 30, 2001.

  In the fiscal year ended June 30, 2000, 51.2 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending June 30, 2001, about 52.6 million tourists are expected to visit Florida.

Revenues and Expenses. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2001, total $21,561.2 million. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $19,361.7 million of that is Estimated Revenues and represents an increase of 4.8% over the previous year's Revenues. With effective General Revenues plus Working Capital and Budget Stabilization Funds appropriations at $20,143.7 million, including

$47.0 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ending June 30, 2001, are estimated at $1,464.5 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2002, total $21,900.3 million, a 1.6% increase over the fiscal year ending June 30, 2001. The $20,350.4 million in Estimated Revenues represents an increase of 5.1% over the previous year's Estimated Revenues.

General Revenues and Expenses

  For the fiscal year ended June 30, 1999, approximately 68% of Florida's total direct revenue to its four operating funds were derived from Florida taxes and fees, with federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1999, were made up of the following taxes:

  . Sales and use tax--71%

  . Corporate income tax--8%

  . Intangible personal property tax--4%

  . Estate tax--4%

  . Documentary stamp tax--3%

  During the same fiscal year ended June 30, 1999, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  . Health and social concerns--36%

  . Education--27%

  . Government--12%

Florida Sales and Use Tax

  Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which the tax is collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  . With the exception of the tax on gasoline and special fuels, the receipts from the sales and use tax are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or to local governments.

  . For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the General Revenue Fund totaled $13,766.7 million, an increase of 8.3% over the fiscal year ended June 30, 1999, collections.

  . For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the Solid Waste Management Trust Fund totaled $46.0 million, an increase of 3.1% over the fiscal year ended June 30, 1999, collections.

  . For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to local governments totaled $1,264.1 million, an increase of 8.4% over the fiscal year ended June 30, 1999, collections.

Alcoholic Beverage Tax

  Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. The surcharge on alcoholic beverages sold for consumption on premises was reduced by the 1999 Legislature. This reduction is expected to reduce collections by $30.3 million in the fiscal year ended June 30, 2000, and $37.4 million in the fiscal year ending June 30, 2001. Approximately 88% of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  . Receipts from the alcoholic beverage tax and liquor license fees that were credited to the General Revenue Fund totaled $556.6 million for the fiscal year ended June 30, 2000, a decrease of 1.0% from the fiscal year ended June 30, 1999.

Corporate Income Tax

  Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  . For the fiscal year ended June 30, 2000, corporate income tax totaled
    $1,406.5 million, a decrease of 4.5% from the fiscal year ended June 30, 1999.

Documentary Stamp Tax

  Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The receipts from the documentary stamp tax are credited mainly to various trust funds. For the fiscal year ended June 30, 2000, only 7.56% of these taxes were deposited to the General Revenue Fund.

  . Documentary stamp tax collections totaled $1,223.4 million for the fiscal year ended June 30, 2000, a 3.2% increase from the fiscal year ended June 30, 1999.

Intangible Personal Property Tax

  Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1 mill (a mill is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring tax on mortgages and other obligations secured by liens on Florida real property. The rate of the non-recurring tax was reduced as of January 2000, from 2 mills to 1.5 mills, and a further reduction to 1 mill was effective January 2001. The rate reduction is expected to reduce general revenues by $202.3 million for the fiscal year ending June 30, 2001, and by $252.7 million for the fiscal year ending June 30, 2002. After reduction for administrative costs incurred by the Florida Department of Revenue, 66.5% of the receipts from the intangible personal property tax are distributed to the General Revenue Fund and the remaining 33.5% are distributed to the County Revenue Sharing Trust Fund.

  . For the fiscal year ended June 30, 2000, total intangible personal property tax collections were $994.7 million, a 17.8% decrease from the fiscal year ended June 30, 1999.

Estate Tax

  Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. The estate tax is limited by the Florida Constitution to an amount equal to the aggregate credit or deduction allowable against an estate's federal or other state tax liability. Therefore, an elimination or reduction of the federal estate tax could significantly reduce the revenue from the

Florida estate tax. All receipts of the estate tax are credited to the General Revenue Fund.

  . For the fiscal year that ended June 30, 2000, receipts from this tax were $778.7 million, an increase of 15.5% over the fiscal year ended June 30, 1999.

Lottery

  Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38.0% for use in enhancing education, and no more than 12.0% for costs of administering the lottery.

  . Lottery ticket sales for the fiscal year ended June 30, 2000, totaled an estimated $2,266.5 million, providing education with approximately $861.2 million.

Tobacco Litigation Award to Florida

  Florida's 1997 tobacco litigation settlement, as amended in 1998, is expected to exceed $11 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children's healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, and for mandated improvements in enforcement efforts against the sale of tobacco products to minors. A portion of the settlement funds have been deposited in the Lawton Chiles Endowment Fund as a continuing source of funding for services to children and elders, and for biomedical research. As of June 30, 2000, the value of the Lawton Chiles Endowment Fund was approximately $1,182 million.

Debt-Balanced Budget Requirement

  At the end of the fiscal year ended June 30, 1999, Florida had outstanding about $9,260 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $691.3 million in principal amount of full faith and credit bonds.

  Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

Litigation

  Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follows.

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

  The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The case is set to be heard in Leon County Circuit Court, 2nd Judicial Circuit, and is currently in the discovery phase. If Florida is unsuccessful in its action, the potential cost to Florida could be $116.8 million.

Barnett Banks, Inc. v. Florida Department of Revenue

  The taxpayer in this case challenged the imposition of interest on additional amounts of corporate income tax due as a result of adjustments under a federal income tax audit that were reported to Florida. DOR's historical position is that interest is due from the due date of the return until payment of the additional amount of tax is made. The taxpayer contends that interest should begin to accrue only from the date the federal audit adjustments were due to be reported to Florida. A Final Order was issued adopting DOR's position, but the taxpayer won on appeal. The potential lost revenue and refund exposure are estimated in the range of $12 to $20 million annually.

Savona, et al. v. Agency for Health Care Administration

  The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. The case is set to be heard in Leon County Circuit Court, 2nd Judicial Circuit. If the plaintiffs prevail, Florida's share (45%) of the potential liability could be up to $270 million.

Deficit Fund Equity

  The Special Disability Trust Fund has a deficit fund balance of approximately $1.7 billion. This deficit is the result of claims expense over net assessment revenue.

Bond Ratings

  Florida maintains a bond rating of Aa2, AA+, and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch IBCA, Inc., respectively, on all of its general obligation bonds. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

Information

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Florida Taxes--

  In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

     The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

     Non-Corporate Holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

     Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

     Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

     Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

Maryland Trust

  Risk Factors--The Public indebtedness of the State of Maryland (the "State") and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

  General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

  The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

  In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceeds and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year;
(ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

  It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon enforcement.

  There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee's responsibilities are advisory only, the Governor is required to give due consideration to the committee's findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

  Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

  The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions' share of highway user revenues held to their credit in a special State fund.

  The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

  Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community development, the Board of Trustees of St. Mary's College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

  Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority's financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly.

  In October, 1993, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Sports Facility Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. In accordance with that agreement, the Stadium Authority issued its $17,850,000 Sports Facilities Lease Revenue Refunding Bonds in December 1998, to refund its outstanding Sports Facilities Lease Revenue Bonds, Series 1989C, and issued its $121,000,000 Sports Facilities Lease Revenue Refunding Bonds in December 1999, to refund its Sports Facilities Lease Revenue Bond Series 1989D.

  The Stadium Authority currently operates PSINET Stadium, which opened in 1998. In connection with construction of that facility, the Stadium Authority sold $87.565 million in lease-backed revenue bonds on May 1, 1996. The proceeds from the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $229 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State.

  In June, 1998, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Football Lease-Back Revenue Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. On December 15, 1997, the Stadium Authority issued $4,640,000 in Sports Facilities Lease Revenue Bonds, Series 1997. The proceeds from these Bonds were used toward the construction of the Ravens Football Stadium.

  The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion cost $167 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion cost $33.2 million and is being financed through a matching grant from the State to Ocean City and a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center is expected to cost $33.5 million and is being financed through a combination of funding from Montgomery County and the Stadium Authority.

  The Stadium Authority is also authorized to provide development and construction of the Hippodrome Theatre as part of Baltimore City's West Side Development. The cost of renovating the theatre is projected to be $56,000,000 and is being financed by various sources.

  The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

  The University of Maryland System, Morgan State University, and St. Mary's College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

  Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for Federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

  The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions.

All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

  Local Subdivision Debt. The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

  In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

  Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

  Special Authority Debt. The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit health care and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George's County are some of the special authorities which have issued and have outstanding debt of this type.

  The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

Maryland Taxes --

  In the opinion of Messrs. Saul Ewing LLP, special Maryland counsel of Maryland tax matters, under applicable existing Maryland State and local tax law:

     The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a "financial institution" subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

     Except as described below in the case of interest paid on private activity bonds constituting a tax preference for Federal income tax purposes, a Holder will not be required to include such Holder's pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder's Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for Federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, or the Government of Guam and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

     In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the Federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the Federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

     A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder's pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder's pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder's Units. A Holder will also be considered to have disposed of all or part of such Holder's pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

     Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

     Neither the Bonds nor the Units will be subject to Maryland personal property tax.

     The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.




New York Trust

  Risk Factors--The information set forth below is derived from the Official Statements and/or preliminary drafts of Official Statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

  Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  New York City. The City, with a population of approximately 8 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

  For each of the 1981 through 2000 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.

  As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 2001 and 2002 fiscal years, before discretionary transfers, and budget gaps for each of the 2003, 2004 and 2005 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

  The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations will be enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the federal budget negotiation process could result in a reduction in or a delay in the receipt of federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 2001 through 2005 fiscal years (the "2001-2005 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid and the impact on City revenues and expenditures of any future federal or State policies affecting the City.

  Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's program for financing capital projects for fiscal years 2001 through 2005 contemplates the issuance of $11.4 billion of general obligation bonds and approximately $5.54 billion of bonds (excluding bond anticipation notes) to be issued by the New York City Transitional Finance Authority (the "Finance Authority"). In addition, the Financial Plan anticipates access to approximately $2.4 billion (including the $604 million of bond proceeds received to date) in financing capacity of TSASC, Inc. ("TSASC"), which issues debt secured by revenues derived from the settlement of litigation with tobacco companies selling cigarettes in the United States. The Finance Authority and TSASC were created to assist the City in financing its capital program while keeping City indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, New York City Municipal Water Finance Authority ("Water Authority"), Finance Authority, TSASC and other bonds and notes will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation debt, as well as debt of the Water Authority, Finance Authority and TSASC. Future developments concerning the

City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  The City Comptroller and other agencies and public officials, from time to time, issue reports and make public statements which, among other things, state that projected revenues and expenditures may be different from those forecast in the City's financial plans.

  For the 2000 fiscal year, the City had an operating surplus of $3.187 billion, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 2000 fiscal year is the twentieth consecutive year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

  On January 25, 2001, the City released the Financial Plan for the 2001 through 2005 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 15, 2000 (the "June Financial Plan"), as modified in November 2000. The Financial Plan projects revenues and expenditures for the 2001 and 2002 fiscal years balanced in accordance with GAAP, and projects gaps of $2.4 billion, $2.5 billion and $2.3 billion for fiscal years 2003 through 2005, respectively.

  Changes since the June Financial Plan include: (i) an increase in projected revenues of $950 million, $589 million, $604 million and $696 million in fiscal years 2001 through 2004, respectively, reflecting primarily increases in projected personal income, business and sales tax revenues; (ii) an increase in projected revenues of $323 million and $139 million in fiscal years 2001 and 2002, respectively, due to reductions in proposed tax cuts; (iii) increased pension costs resulting primarily from a cost of living adjustment in pension payments totaling $132 million, $265 million, $380 million and $480 million in fiscal years 2001 through 2004, respectively; (iv) an increase in labor costs totaling $130 million, $220 million, $180 million and $200 million in fiscal years 2001 through 2004, respectively, to reflect the elimination of previously planned savings, partially offset by recently negotiated fringe benefit cost savings; and (v) other net spending increases of $134 million, $340 million, $401 million and $379 million in fiscal years 2001 through 2004, respectively, including increased spending for Medicaid, police, energy, debt service and other agency spending. In addition, the Financial Plan sets forth gap-closing actions to eliminate a previously projected gap for the 2002 fiscal year and to reduce projected gaps for fiscal years 2003 through 2005. The gap-closing actions for the 2001 through 2005 fiscal years include: (i) additional agency savings and revenue actions totaling $346 million, $692 million, $330 million, $312 million and $312 million for fiscal years 2001 through 2005, respectively;
(ii) State reimbursement for landfill closure costs in fiscal year 2002 totaling $75 million; (iii) additional federal and State actions of $350 million in each of fiscal years 2002 through 2005; and (iv) the proposed sale of OTB in fiscal year 2002 for $250 million. The Financial Plan includes a proposed discretionary transfer in the 2001 fiscal year of $2.3 billion to pay debt service due in fiscal year 2002 and a proposed discretionary transfer in fiscal year 2002 of $345 million to pay debt service due in fiscal year 2003.

  The Financial Plan assumes: (i) collection of projected rent payments for the City's airports, totaling $350 million, $205 million, $140 million and $70 million in the 2002 through 2005 fiscal years, respectively, which depends on the successful completion of negotiations with The Port Authority of New York and New Jersey (the "Port Authority") or the enforcement of the City's rights under the existing leases through pending legal actions; (ii) State and federal approval of the State and federal gap-closing actions proposed by the City in the Financial Plan; (iii) the annual receipt of $114 million of State payments to a stock transfer tax incentive fund reflected in the Financial Plan as a revenue to the City which was not included in the Governor's Executive Budget; (iv) the successful completion of the sale of OTB, which will require State legislative approval; and (v) the sale of approximately $150 million of assets. The Financial Plan contains a labor reserve for merit pay wage increases for City employees for two years after their collective bargaining agreements expire, at a cost of $355 million, $750 million, $800 million and $800 million in fiscal years 2001 through 2004, respectively. The Financial Plan does not make any provision for wage increases other than the labor reserve for merit pay increases discussed above. The Financial Plan also reflects a proposed tax reduction program which totals $405 million, $721 million, $1.0 billion and $1.2 billion in fiscal years 2002 through 2005, respectively. This tax reduction program includes elimination of the commercial rent tax over four years; the extension of current tax reductions for owners of cooperative and condominium apartments; an earned income tax credit; a credit against the personal income tax for resident owners of Subchapter S corporations; repeal of the $2 hotel tax; elimination of the sales tax on clothing and footwear; and a 10% reduction in business taxes, each of which requires approval by the State legislature and/or the City Council.

  It can be expected that the Financial Plan will engender public debate, which will continue through the time the budget is scheduled to be adopted in June 2001, and that there will be proposals to increase spending. Accordingly, the Financial Plan may be changed by the time the budget for fiscal year 2002 is adopted. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and other factors which could have a material effect on the City.

  The Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economies and modest employment growth and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 2001 through 2005 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of City agencies to maintain balanced budgets; the willingness of the federal government to provide the amount of federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City's ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City's infrastructure.

  Although the City has maintained balanced budgets in each of its last twenty fiscal years and is projected to achieve balanced operating results for the 2001 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City's economic base.

  On September 13, 2000, Standard & Poor's revised its rating of City bonds upward to A. Moody's rating of City bonds was revised in August 2000 to A2 from A3. On March 8, 1999, Fitch revised its rating of City bonds upward to A from A- and on September 15, 2000, Fitch revised its rating to A+. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligation bonds A2, A and A+, respectively.

  New York State and its Authorities. The State Financial Plan projects balance on a cash-basis for the 2000-2001 fiscal year, with a closing balance in the General Fund of $1.4 billion. The Governor's Executive Budget projects balance on a cash basis for the 2001-2002 fiscal year, with a closing balance in the General Fund of $2.3 billion, including a projected reserve of $1.3 billion to mitigate the impact in future years of a potential national economic slowdown. The Legislature and the State Comptroller will review the Governor's Executive Budget and are expected to comment on it. There can be no assurance that the Legislature will enact the Executive Budget into law, or that the State's adopted budget projections will not differ materially and adversely from the projections set forth in the Executive Budget. Depending on the amount of State aid provided to localities, the City might be required to make changes in its Financial Plan.

  The State Financial Plan contains projections of a potential imbalance in the 2002-2003 fiscal year of $2.5 billion and in the 2003-2004 fiscal year of $2.9 billion, assuming implementation of the 2001-2002 Executive Budget recommendations. The current gap projections do not count on the use of any of the proposed $1.3 billion reserve fund in either 2002-2003 or 2003-2004, and include no new collective bargaining costs after the current labor contracts expire in 2003. In addition, the third quarterly update to the State's Annual Information Statement (the "Update") describes risks relating to a slowing economy and litigation against the State.

  According to the Update, the State revised the cash-basis 2000-01 State Financial Plan on January 16, 2001, with the release of the 2001-02 Executive Budget. The State Division of the Budget ("DOB") now expects the State to close the 2000-01 fiscal year with an available cash surplus of $1.36 billion in the General Fund. The projected surplus as reported by DOB results from $1.71 billion in higher projected receipts, reduced in part by $346 million in higher estimated disbursements compared to the Mid-Year update. DOB revised its projected receipts and disbursements based on a review of actual operating results through December 2000, as well as an analysis of underlying economic and programmatic trends it believes may affect the Financial Plan for the balance of the fiscal year.

  DOB projects a closing balance in the General Fund of $1.14 billion in 2000-
01. The balance is comprised of $627 million in the Tax Stabilization Reserve after an $80 million deposit in 2000-01; $338 million in the Community Projects Fund, which pays for Legislative initiatives; $150 million in the Contingency Reserve Fund; and $29 million in the Universal Pre-Kindergarten Fund.

  In addition to the General Fund closing balance of $1.14 billion, the State will have a projected $1.85 billion in the tax refund reserve account at the end of 2000-01. The refund reserve account is used to adjust personal income tax collections across fiscal years to pay for tax refunds, as well as to accomplish other Financial Plan objectives. The projected balance of $1.85 billion is comprised of $1.28 billion from the 2000-01 surplus, $521 million from LGAC that may be used to pay tax refunds during 2000-01 but must be on deposit at the close of the fiscal year, and $49 million in other funds designated to pay other tax refunds. The closing balance also excludes $1.2 billion in the School Tax Relief (STAR) Special Revenue Fund (for future

STAR payments) and $250 million in the Debt Reduction Reserve Fund (for 2001-02 Debt Reduction).

  Many complex political, social and economic forces influence the State's economy and finances, which may in turn affect the State Financial Plan. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by recent events. The securities industry is more important to the New York economy than the national economy as a whole, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the Financial Plan forecast. Merging and downsizing by firms, as a consequence of deregulation, continued foreign competition or a sustained economic downturn, may have more significant adverse effects on employment than expected. The 2000-01 Financial Plan is also necessarily based upon forecasts of national and State economic activity. The DOB believes that its projections of receipts and disbursements relating to the 2000-01 Financial Plan, and the assumptions on which they are based, are reasonable, however, actual results could differ materially and adversely from these projections.

  Standard & Poor's rates the State's general obligation bonds AA, and Moody's rates the State's general obligation bonds A2. On December 19, 2000, Standard & Poor's revised its rating on the State's general obligation bonds from A+ to AA.

  Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the State Financial Plan.

  The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2000, amounted to approximately $3.5 billion.

New York Taxes--

  In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in "Taxes".

  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

     Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder's method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and
  City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

Pennsylvania Trust


  Potential purchasers of Units of the Pennsylvania Trust should consider the fact that the Trust's portfolio consists primarily of securities issued by the Commonwealth of Pennsylvania (the "Commonwealth"), its municipalities and authorities and should realize the substantial risks associated with an investment in such securities. Although the General Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases have resulted in surpluses the last seven years; as of June 30, 1999, the General Fund had a surplus of $2,863.4 million.


  Pennsylvania's economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly into medical and health services, education and financial services. Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and food-related industries. Service industries currently employ the greatest share of nonagricultural workers, followed by the categories of trade and manufacturing. Future economic difficulties in any of these industries could have an adverse impact on the finances of the Commonwealth or its municipalities and could adversely affect the market value of the Bonds in the Pennsylvania Trust or the ability of the respective obligors to make payments of interest and principal due on such Bonds.


  Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including, as of January 5, 2001, suits relating to the following matters: (i) In 1987, the Pennsylvania Supreme Court held the statutory scheme for county funding of the judicial system to be in conflict with the Pennsylvania Constitution, but it stayed its judgment to permit enactment by the legislature of funding legislation consistent with the opinion. The Court appointed a special master to submit a plan for implementation and the special master recommended a four-phase transition to state funding of a unified judicial system, during each of which specified court employees would transfer into the state payroll system. Phase 1, involving the transfer of approximately 165 county-level court administrators, was implemented in legislation enacted in 1999. The remainder of the recommendation for later phases remains pending before the Pennsylvania Supreme Court. (ii) In March 1998, certain Philadelphia residents, the School District of Philadelphia and others brought suit in the United States District Court for the Eastern District of Pennsylvania against the Governor, the Secretary of Education and others alleging that the defendants are violating a regulation of the U.S. Department of Education promulgated under Title VI of the Civil Rights Act of 1964 and certain other provisions in that the Commonwealth's system for funding public schools has the effect of discriminating on the basis of race. The district court dismissed the complaint, but in August 1999 the Third Circuit Court of Appeals reversed and remanded for further proceedings. On June 23, 2000, by agreement of the parties, the district court stayed all proceedings and placed the case in civil suspense until approximately June 8, 2001. (iii) PPG Industries has challenged the constitutionality of the manufacturing exemption from the capital stock/franchise tax insofar as it limits the exemption for headquarters property and payroll only to headquarters property and payroll attributable to manufacturing in Pennsylvania. On appeal, the Pennsylvania Supreme Court held that this limitation discriminates against interstate commerce and it remanded the case to Commonwealth Court for a determination whether the tax is a "compensatory tax" justifying the discrimination or, failing that, a recommendation for a remedy. In September 1999, the Commonwealth Court recommended that (1) for the duration of the contested period, the limitation be invalidated and (2) prospectively, the manufacturing exemption be invalidated in its entirety, leaving to the Pennsylvania legislature the task of amending the statute to restore any exemption it chooses to adopt in a constitutional manner. The legislature subsequently amended the state tax law to provide that for the years 1999 and 2000 the manufacturing exemption will apply to both in-state and out-of-state property and payroll. The Pennsylvania Supreme Court is considering the Commonwealth Court's recommendation and the position of the parties. (iv) Unisys Corporation has challenged the three-factor apportionment formula used for the apportionment of capital stock value in the Pennsylvania franchise tax. In a decision issued in March 1999, the Commonwealth Court held for the taxpayer on statutory grounds, but denied its constitutional claims. Both the Commonwealth and the taxpayer have appealed to the Pennsylvania Supreme Court, which held oral argument in December 2000.


  Although there can be no assurance that such conditions will continue, the Commonwealth's general obligation bonds are currently rated AA by Standard & Poor's and Aa3 by Moody's and Philadelphia's general bonds are currently rated BBB by Standard & Poor's and Baa by Moody's.


  The City of Philadelphia (the "City") experienced a series of General Fund deficits for Fiscal Years 1988 through 1992 and, while its general financial situation has improved, the City is still seeking a long-term solution for its economic difficulties. The audited balance of the City's General Fund as of June 30, 2000 was a surplus of approximately $295.1 million from approximately $205.7 million as of June 30, 1999.


  In recent years an authority of the Commonwealth, the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), has issued approximately
$1.76 billion of Special Revenue Bonds on behalf of the City to cover budget shortfalls, to eliminate projected deficits and to fund capital spending. As one of the conditions of issuing bonds on behalf of the City, PICA exercises oversight of the City's finances. The City is currently operating under the five year plan approved by PICA in 1996. PICA's power to issue further bonds to finance capital projects expired on December 31, 1994. PICA's power to issue bonds to finance cash flow deficits expired on December 31, 1996, but its authority to refund outstanding debt is unrestricted. PICA had approximately $959 million in special revenue bonds outstanding as of June 30, 2000.


Pennsylvania Taxes--


  Under current law, Messrs. Drinker Biddle & Reath LLP, special Pennsylvania counsel on Pennsylvania tax matters, is of the opinion that:


  Income received by a Unit holder attributable to interest realized by the Pennsylvania Trust from bonds issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania or any public authority created by any such political subdivision ("Pennsylvania Bonds"), bonds or other obligations issued by the Government of Guam or by its authority, bonds issued by the Government of Puerto Rico or by its authority and bonds issued by the Government of the Virgin Islands or by a municipality thereof (collectively, "Possession Bonds") is not taxable to individuals, estates or trusts under the Personal Income Tax imposed by Article III of the Tax Reform Code of 1971; to corporations under the Corporate Net Income Tax imposed by Article IV of the Tax Reform Code of 1971; nor to individuals under the Philadelphia School District Net Income Tax ("School District Tax") imposed on Philadelphia resident individuals under the authority of the Act of August 9, 1963, P.L. 640.


  Income received by a Unit holder attributable to gain on the sale or other disposition by the Pennsylvania Trust of Pennsylvania Bonds and Possession Bonds will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that income attributable to gain on such sales or other dispositions attributable to such investments held for more than six months will not be taxable under the School District Tax.


  Likewise, gain on the disposition of a Unit will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that gain realized with respect to a Unit held for more than six months will not be taxable under the School District Tax.


  Pennsylvania Trust Units may be subject to tax in the estate of a resident decedent under the Pennsylvania inheritance and estate taxes.


  No opinion is expressed regarding the extent, if any, to which Units, or interest and gain thereon, is subject to, or included in the measure of, the special taxes imposed by the Commonwealth of Pennsylvania on banks and other financial institutions or with respect to any privilege, excise, franchise or other tax imposed on business entities not discussed herein (including the Corporate Capital Stock/Foreign Franchise Tax).

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. This table reflects projected federal income tax rates and tax brackets for the 2001 taxable year (without including the effect of the implementation of the new 10% bracket) and state income tax rates that were available on the date of the Prospectus. Such rates are subject to change and lower rates are scheduled to be phased in over the next six years under recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of Florida and filing a Joint Return with $53,000 in taxable income for the 2001 tax year would need a taxable investment yielding 8.33% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.


                               STATE OF FLORIDA
2001 Tax Year

                                                                         TAX EXEMPT YIELD
       Taxable Income Bracket                                     4.00% 4.50% 5.00% 5.50%  6.00%  6.50%
   Joint Return       Single Return    Effective Federal Tax Rate    TAXABLE EQUIVALENT YIELD
$      0 -  45,200  $      0 -  27,050           15.00%           4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
$ 45,201 - 109,250  $ 27,051 -  65,550           28.00            5.56  6.25  6.94  7.64   8.33   9.03
$109,251 - 132,950  $ 65,551 - 132,950           31.00            5.80  6.52  7.25  7.97   8.70   9.42
$132,951 - 166,500  $132,951 - 136,750           31.93            5.88  6.61  7.35  8.08   8.81   9.55
$166,501 - 297,350  $136,751 - 297,350           37.08            6.36  7.15  7.95  8.74   9.54  10.33
Over $297,350       Over $297,350                40.79            6.76  7.60  8.44  9.29  10.13  10.98

--------
  Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals federal adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.
  5 Florida does not impose a state personal income tax.

                               STATE OF MARYLAND
2001 Tax Year

                    Approx. Combined        TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
Income Bracket          Tax Rate
                                        TAXABLE EQUIVALENT YIELD
                                              JOINT RETURN
$      0 -   1,000       16.70%      4.80% 5.40% 6.00% 6.60%  7.20%  7.80%
$  1,001 -   2,000       17.55       4.85  5.46  6.06  6.67   7.28   7.88
$  2,001 -   3,000       18.40       4.90  5.51  6.13  6.74   7.35   7.97
$  3,001 -  45,200       19.08       4.94  5.56  6.18  6.80   7.41   8.03
$ 45,201 - 109,250       31.46       5.84  6.57  7.29  8.02   8.75   9.48
$109,251 - 132,950       34.31       6.09  6.85  7.61  8.37   9.13   9.90
$132,951 - 166,500       35.20       6.17  6.94  7.72  8.49   9.26  10.03
$166,501 - 297,350       40.10       6.68  7.51  8.35  9.18  10.02  10.85
Over $297,350            43.63       7.10  7.98  8.87  9.76  10.64  11.53
                                              SINGLE RETURN
$      0 -   1,000       16.70%      4.80% 5.40% 6.00% 6.60%  7.20%  7.80%
$  1,001 -   2,000       17.55       4.85  5.46  6.06  6.67   7.28   7.88
$  2,001 -   3,000       18.40       4.90  5.51  6.13  6.74   7.35   7.97
$  3,001 -  27,050       19.08       4.94  5.56  6.18  6.80   7.41   8.03
$ 27,051 -  65,550       31.46       5.84  6.57  7.29  8.02   8.75   9.48
$ 65,551 - 132,950       34.31       6.09  6.85  7.61  8.37   9.13   9.90
$132,951 - 136,750       35.20       6.17  6.94  7.72  8.49   9.26  10.03
$136,751 - 297,350       40.10       6.68  7.51  8.35  9.18  10.02  10.85
Over $297,350            43.63       7.10  7.98  8.87  9.76  10.64  11.53

--------
  Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals federal adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF NEW YORK

2001 Tax Year

                    Approx. Combined
Taxable             Federal & State         TAX EXEMPT YIELD
Income Bracket          Tax Rate     4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
                                        TAXABLE EQUIVALENT YIELD
                                              JOINT RETURN
$      0 -  16,000       18.40%      4.90% 5.51% 6.13% 6.74%  7.35%  7.97%
$ 16,001 -  22,000       18.83       4.93  5.54  6.16  6.78   7.39   8.01
$ 22,001 -  26,000       19.46       4.97  5.59  6.21  6.83   7.45   8.07
$ 26,001 -  40,000       20.02       5.00  5.63  6.25  6.88   7.50   8.13
$ 40,001 -  45,200       20.82       5.05  5.68  6.31  6.95   7.58   8.21
$ 45,201 - 109,250       32.93       5.96  6.71  7.46  8.20   8.95   9.69
$109,251 - 132,950       35.73       6.22  7.00  7.78  8.56   9.34  10.11
$132,951 - 166,500       36.59       6.31  7.10  7.89  8.67   9.46  10.25
$166,501 - 297,350       41.39       6.82  7.68  8.53  9.38  10.24  11.09
Over $297,350            44.84       7.25  8.16  9.07  9.97  10.88  11.78
                                              SINGLE RETURN
$      0 -   8,000       18.40%      4.90% 5.51% 6.13% 6.74%  7.35%  7.97%
$  8,001 -  11,000       18.83       4.93  5.54  6.16  6.78   7.39   8.01
$ 11,001 -  13,000       19.46       4.97  5.59  6.21  6.83   7.45   8.07
$ 13,001 -  20,000       20.02       5.00  5.63  6.25  6.88   7.50   8.13
$ 20,001 -  27,050       20.82       5.05  5.68  6.31  6.95   7.58   8.21
$ 27,051 -  65,550       32.93       5.96  6.71  7.46  8.20   8.95   9.69
$ 65,551 - 132,950       35.73       6.22  7.00  7.78  8.56   9.34  10.11
$132,951 - 136,750       36.59       6.31  7.10  7.89  8.67   9.46  10.25
$136,751 - 297,350       41.39       6.82  7.68  8.53  9.38  10.24  11.09
Over $297,350            44.84       7.25  8.16  9.07  9.97  10.88  11.78
-------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the used of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                CITY OF NEW YORK

2001 Tax Year

                Approx. Combined
                Federal, State &               TAX EXEMPT YIELD
Taxable          New York City     4.00%   4.50%   5.00%  5.50%   6.00%   6.50%
Income Bracket      Tax Rate
                                           TAXABLE EQUIVALENT YIELD

                                                 JOINT RETURN

$      0 -
  16,000             20.72%       5.05%   5.68%   6.31%   6.94%   7.57%   8.20%
$ 16,001 -
   21,600            21.14        5.07    5.71    6.34    6.97    7.61    8.24
$ 21,601 -
   22,000            21.64        5.10    5.74    6.38    7.02    7.66    8.30
$ 22,001 -
   26,000            22.28        5.15    5.79    6.43    7.08    7.72    8.36
$ 26,001 -
   40,000            22.83        5.18    5.83    6.48    7.13    7.78    8.42
$ 40,001 -
   45,000            23.64        5.24    5.89    6.55    7.20    7.86    8.51
$ 45,001 -
   45,200            35.36        6.19    6.96    7.74    8.51    9.28   10.06
$ 45,201 -
   90,000            35.36        6.19    6.96    7.74    8.51    9.28   10.06
$ 90,001 -
  109,250            35.56        6.21    6.98    7.76    8.53    9.31   10.09
$109,251 -
  132,950            38.24        6.48    7.29    8.10    8.91    9.72   10.53
$132,951 -
  166,500            39.08        6.57    7.39    8.21    9.03    9.85   10.67
$166,501 -
  297,350            43.69        7.10    7.99    8.88    9.77   10.65   11.54
Over $297,350        47.00        7.55    8.49    9.43   10.38   11.32   12.27

                                                SINGLE RETURN

$      0 -
    8,000            20.72%       5.05%   5.68%   6.31%   6.94%   7.57%   8.20%
$  8,001 -
   11,000            21.14        5.07    5.71    6.34    6.97    7.61    8.24
$ 11,001 -
   12,000            21.78        5.11    5.75    6.39    7.03    7.67    8.31
$ 12,001 -
   13,000            22.28        5.15    5.79    6.43    7.08    7.72    8.36
$ 13,001 -
   20,000            22.83        5.18    5.83    6.48    7.13    7.78    8.42
$ 20,001 -
   25,000            23.64        5.24    5.89    6.55    7.20    7.86    8.51
$ 25,001 -
   27,050            23.69        5.24    5.90    6.55    7.21    7.86    8.52
$ 27,051 -
   50,000            35.36        6.19    6.96    7.74    8.51    9.28   10.06
$ 50,001 -
   65,550            35.56        6.21    6.98    7.76    8.53    9.31   10.09
$ 65,551 -
  132,950            38.24        6.48    7.29    8.10    8.91    9.72   10.53
$132,951 -
  136,750            39.08        6.57    7.39    8.21    9.03    9.85   10.67
$136,751 -
  297,350            43.69        7.10    7.99    8.88    9.77   10.65   11.54
Over $297,350        47.00        7.55    8.49    9.43   10.38   11.32   12.27

--------
  Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AIG in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                           STATE OF PENNSYLVANIA


2001 Tax Year


                    Approx. Combined
Taxable             Federal & State        TAX EXEMPT YIELD
Income Bracket          Tax Rate     4.00% 4.50% 5.00% 5.50% 6.00%
                                       TAXABLE EQUIVALENT YIELD
                                             JOINT RETURN
$      0 -  45,200       17.38%      4.84% 5.45% 6.05% 6.66%  7.26%
$ 45,201 - 109,250       30.02       5.72  6.43  7.14  7.86   8.57
$109,251 - 132,950       32.93       5.96  6.71  7.46  8.20   8.95
$132,951 - 166,500       33.84       6.05  6.80  7.56  8.31   9.07
$166,501 - 297,350       38.84       6.54  7.36  8.18  8.99   9.81
Over $297,350            42.45       6.95  7.82  8.69  9.56  10.42
                                             SINGLE RETURN
$      0 -  27,050       17.38%      4.84% 5.45% 6.05% 6.66%  7.26%
$ 27,051 -  65,550       30.02       5.72  6.43  7.14  7.86   8.57
$ 65,551 - 132,950       32.93       5.96  6.71  7.46  8.20   8.95
$132,951 - 136,750       33.84       6.05  6.80  7.56  8.31   9.07
$136,751 - 297,350       38.84       6.54  7.36  8.18  8.99   9.81
Over $297,350            42.45       6.95  7.82  8.69  9.56  10.42
-------------


Note: This table reflects the following:


  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.


  5 This table does not reflect the federal income tax rate reductions included in the recently enacted Economic Growth and Tax Relief Reconciliation Act of 2001. The overall effect of this legislation could serve to reduce an investor's taxable equivalent yield as reflected in the table above.

                                         TAX EXEMPT SECURITIES TRUST
  ----------------------------------------------------------------

                    13,000 Units   Dated June 21, 2001


                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-62212, 333-60872, 333-62114, 333-62086 and 033-59177) and the
Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

  . electronic request (after paying a duplicating fee) at the following E-
    mail address: publicinfo@sec.gov
  . visiting the SEC internet address: http://www.sec.gov
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, DC 20549-6009
--------------------------------------------------------------------------------

                   Index                              Sponsor:



                                                      Salomon Smith Barney
                                                      Inc.
     Investment Summary                   A-2         7 World Trade Center
     Summary of Essential Information     A-9         40th Floor
     Portfolio Summary as of Date of                  New York, New York 10048
      Deposit                             A-12        (212) 816-6000
     Independent Auditors' Report         A-15
     Statements of Financial Condition    A-16        Trustee:
     Portfolios                           A-18
     Notes to Portfolios of Securities    A-24        The Chase Manhattan Bank
     Tax Exempt Securities Trust          B-1         4 New York Plaza
     Risk Factors                         B-2         New York, New York 10004
     Taxes                                B-9         (800) 354-6565
     Expenses and Charges                 B-13
     Public Offering                      B-14        -------------------------
     Rights of Holders                    B-18
     Sponsor                              B-21        This Prospectus does not
     Trustee                              B-22        constitute an offer to
     Evaluator                            B-23        sell, or a solicitation
     Amendment and Termination of the                 of an offer to buy,
      Trust Agreement                     B-23        securities in any state
     Miscellaneous                        B-24        to any person to whom it
     Bond Ratings                         B-24        is not lawful to make
     Federal Tax Free vs. Taxable Income  B-27        such offer in such
     The State Trusts                     C-1         state.
     Tax Free vs. Taxable Income          C-22


--------------------------------------------------------------------------------

                             [LOGO OF SALOMON SMITH BARNEY]
--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

                                                            UT 6784 (06/01)

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                             IDENTIFICATION NO.
                                                               --------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

     Salomon Smith Barney Inc.                                     2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

     Salomon Smith Barney Inc.                                      8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

     Salomon Smith Barney Inc.                          33-65332, 33-36037

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

     Salomon Smith Barney Inc.                                  13-1912900
     The Chase Manhattan Bank                                   13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
    Undertakings.
    Signatures.
  Consent of Independent Auditors.

  The following exhibits:


 1.1   -- Form of Trust Indenture and Agreement (incorporated by reference to
          Exhibit 1.1 to the Registration Statement of Tax Exempt Securities
          Trust, National Trust 268, 1933 Act File No. 333-60620).

 1.1.1 -- Form of Reference Trust Agreement (incorporated by reference to
          Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208,
          1933 Act File No. 33-58591).

 1.2   -- Form of Agreement Among Underwriters (incorporated by reference to
          Exhibit 99 to the Registration Statement of Tax Exempt Securities
          Trust, Series 384, 1933 Act File No. 33-50915).

 2.1   -- Form of Certificate of Beneficial Interest (included in Exhibit 1.1).

 3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
          "Taxes" and "Miscellaneous--Legal Opinion" in the Prospectus.

 3.2   -- Opinion of special Florida counsel.

 3.3   -- Opinion of special Maryland counsel.

 3.4   -- Opinion of special Pennsylvania counsel.

 4.1   -- Consent of the Evaluator.

 5.1   -- Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 269 (Insured), Florida Trust 104, Maryland Trust 116, New York Trust 195 and Pennsylvania Trust 116, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:


    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of June, 2001.


                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.